UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

Commission File Number: 0-10683

NOTIFICATION OF LATE FILING

(Check one): ___ Form 10-K ___ Form 20-F ___ Form 11-K __X_ Form 10-Q ___ Form 10-D ___ Form N-SAR ___ Form N-CSR

For Period Ended: September 30, 2011

___ Transition Report on Form 10-K

___ Transition Report on Form 20-F

___ Transition Report on Form 11-K

___ Transition Report on Form 10-Q

___ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: HYDROMER, INC.

Former Name if Applicable:

Address of principal executive Office (Street and number): 35 Industrial Parkway

City, State and Zip Code: Branchburg, NJ 08876

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

_ X _ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Form 10-Q for the quarter ended September 30, 2011 by the prescribed date of November 14, 2011 due to Edgar/XBRL issues. The registrant will file its Form 10-Q prior to the prescribed extended date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Lee (908) 722-5000

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

_X_ Yes ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _ X _ Yes ___ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A net loss of $86,189 is being reported for the quarter ended September 30, 2011 ($0.02 per share) as compared with a net loss of $254,950 ($0.05 per share) for the corresponding period the year prior.

Hydromer, Inc

-----------------------------------------------------------

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2011                                                           By: /s/ Robert Y. Lee

                                                                                                         Robert Y. Lee

                                                                                                     Vice President, Chief Financial Officer